UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Stewart, Douglas E
   8711 Grand Cypess Lane
   Lone Tree, CO  80124
   USA
2. Issuer Name and Ticker or Trading Symbol
   Gold Reserve Corporation
   GLDR
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President Project Development
7. Individual or Joint/Group Reporting (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Options           |$7.38   |3/18/|D(1)|44,000     |D  |4/25/|4/25/|Common Stock|44,000 |       |0           |   |            |
                        |        |98   |    |           |   |97   |07   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options           |$3.75   |3/18/|A   |44,000     |A  |3/18/|3/18/|Common Stock|44,000 |       |44,000      |D  |            |
                        |        |98   |    |           |   |98*  |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options           |$7.56   |3/18/|D(1)|11,000     |D  |1/31/|1/31/|Common Stock|11,000 |       |0           |   |            |
                        |        |98   |    |           |   |97   |07   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options           |$3.75   |3/18/|A   |11,000     |A  |3/18/|3/18/|Common Stock|11,000 |       |11,000      |D  |            |
                        |        |98   |    |           |   |98*  |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Cancellation of options in connectionwith grant of replacement options.
  * Vesting: Of the amount previously vested, 75% vest immediately, 12.5% vest in one year and 12.5% vest in two years. The amounts unvested before replacement remain on the same vesting schedule as previously reported.